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                                                         Exhibit Index on Page 2

                                   FORM 11-K

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934.
             For the fiscal year ended:  December 31, 1999

  OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Lithonia Lighting Profit Sharing and Retirement Plan for
        Salaried Employees

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                       12



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees

Date: June 28, 2000           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer

                                                                          Page 3
                               Lithonia Lighting
                       Profit Sharing and Retirement Plan
                             for Salaried Employees


                              Financial Statements
                        as of December 31, 1999 and 1998
                         Together With Auditors' Report




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
Lithonia Lighting Profit Sharing and Retirement Plan for
Salaried Employees:


We have audited the accompanying statements of net assets available for benefits of Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen

Atlanta, Georgia
June 8, 2000

                                LITHONIA LIGHTING

                       PROFIT SHARING AND RETIREMENT PLAN

                             FOR SALARIED EMPLOYEES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 and 1998









                                                       1999             1998
                                                  -------------     ------------
INVESTMENT IN NSI DC TRUST,
   at fair value (Notes 2 and 3)                  $101,350,350      $94,212,874
CONTRIBUTIONS RECEIVABLE:
    Employer                                         1,065,826        1,202,162
    Participant                                         54,118           40,075
                                                  -------------     ------------
              Total contributions receivable         1,119,944        1,242,237
                                                  -------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS                 $102,470,294      $95,455,111
                                                  =============     ============








The accompanying notes are an integral part of these statements.

                                LITHONIA LIGHTING

                       PROFIT SHARING AND RETIREMENT PLAN

                             FOR SALARIED EMPLOYEES

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999








CONTRIBUTIONS:
   Employer, net of forfeitures                                    $  2,240,028
   Participant                                                        5,022,998
                                                                   -------------
            Total contributions                                       7,263,026

NET GAIN FROM INVESTMENT IN NSI DC TRUST (Note 3)                     7,753,475

BENEFITS PAID TO PARTICIPANTS                                        (8,001,318)
                                                                   -------------
NET INCREASE                                                          7,015,183

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                 95,455,111
                                                                   -------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                     $102,470,294
                                                                   =============








The accompanying notes are an integral part of this statement.

                                LITHONIA LIGHTING

                       PROFIT SHARING AND RETIREMENT PLAN

                             FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 and 1998



  1.     PLAN DESCRIPTION

The following is a brief description of the Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees (the "Plan") of the Lithonia Lighting Division of National Service Industries, Inc. of Georgia and the Lithonia Lighting Division of NSI Enterprises, Inc. (together, the "Employer"). Both National Service Industries, Inc. of Georgia and NSI Enterprises, Inc. are wholly owned subsidiaries of National Service Industries, Inc. ("NSI"). This description is provided for informational purposes only. Participants should refer to the plan agreement for a complete description.

General

The Plan, as amended and restated effective September 1, 1989, is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers all nonunion, salaried, nonhourly employees of the Employer who have six months of service, as defined, and who are at least 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Effective September 1998, the Employer acquired GTY Industries. Salaried employees of GTY Industries were eligible to participate in the Plan effective January 1, 1999. Effective April 10, 1999, NSI acquired Peerless Lighting Corporation ("Peerless"). Employees of Peerless were granted prior service credit for purposes of eligibility, vesting, and service credits.

Contributions

Contributions are made by the participants and the Employer. Participants may elect to contribute between 1% and 15% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC. The Employer provides a matching contribution in an amount equal to 50% of each participant's contributions up to 6% of compensation for the plan year.

For any plan year in which the Employer's net profits, as defined, equal or exceed $6,000,000, the Employer shall make a profit-sharing contribution equal to 2% of the net profits for the plan year, less the aggregate matching contribution for the plan year. If 2% of net profits, plus any forfeitures of nonvested participant accounts, less matching contributions, equals or exceeds 30% of the 2% of net profits plus forfeitures, then such 30% is allocated among participants on the basis of service credits, as defined. The remainder of the profit-sharing contribution is allocated to participants who made elective deferrals during the plan year and who are employed on the last day of the plan year. This allocation is based on the relative elective deferrals up to 6% of compensation. If the 30% criteria is not met, the entire profit-sharing contribution is allocated to participants on the basis of service credits. The total profit-sharing contribution to the Plan for the year ended December 31, 1999 was $2,149,390.

Vesting

Participants are always fully vested in their voluntary contributions. Vesting of employer contributions occurs on an increasing scale, ranging from 20% after one year of service, as defined, to 100% after five years of service. Nonvested employer contributions are forfeited upon a participant's withdrawal from the Plan and are added to the employer contribution for allocation to remaining participants based on service credits. Effective November 19, 1999, the Employer ceased operations in the manufacturing plant in City of Industry, California. Eligible employees, as defined, who were employed at the plant as of November 19, 1999 became 100% vested in their respective plan accounts.

Administration

The responsibility for administration of the Plan rests with the Plan's retirement committee, which is appointed by the board of directors of NSI. All administrative expenses of the Plan were paid by the Employer during the year ended December 31, 1999.

Participants' Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions and related employer contributions as well as the participant's share of the Plan's income and any related investment management fees and expenses.

Investment in Master Trust

The Plan's assets are commingled in the National Service Industries, Inc. Defined Contribution Plans Master Trust (the "NSI DC Trust") together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

Effective January 1, 1998, INVESCO Trust Company was appointed trustee of the NSI DC Trust.

Investment Options

The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 1% increments, with changes allowed on a daily basis.

The separate investment options offered by the Plan are as follows:

     o Diversified Equity Fund. This fund is invested in a mutual fund that is designed to invest in a broad range of common stocks providing capital growth.

     o Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal. The majority of this fund's assets are investment contracts ("GICs") and synthetic GICs with insurance companies and banks. This fund is managed by INVESCO Trust Company or its affiliates.

     o Balanced Fund. This fund is invested in a commingled fund that invests in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss. This fund is managed by INVESCO Trust Company or its affiliates.

     o NSI Stock Fund. This fund is invested primarily in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

     o International Fund. This fund is invested in a mutual fund that invests in the stock of non-U.S. companies and is designed to provide long-term growth.

     o Index Fund. This fund is invested in a mutual fund that invests in all of the stocks in the Standard & Poor's 500 Composite Stock Price Index.

     o Small Company Fund. This fund is invested in a mutual fund that invests in small or emerging companies that show potential for increased size and profitability. The fund seeks little or no current income. This fund is managed by INVESCO Trust Company or its affiliates.

     o Bond Index Fund. This fund is invested in a collective trust that invests in a well-diversified portfolio that is representative of the domestic investment-grade bond market.

Loans to Participants

The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000. A participant has up to five years to repay the principal and interest, unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. Loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are based on market rates, as determined by the plan administrator. The interest rate as of December 31, 1999 was 9%.

Interest on loans is included in the net gain from investment in NSI DC Trust and is allocated to each investment fund based on participants' investment elections.

Benefits

A participant or his/her beneficiary is entitled to receive the distribution of his/her vested account balance upon death, disability, retirement (age 65), or other termination of employment. These benefits are payable in a lump-sum amount.

Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund is distributed in the form of shares of NSI common stock, with fractional shares paid in cash.

Hardship   withdrawals  may  be  made  upon  proven  financial   hardship  of  a
participant, as defined in the plan agreement and as approved by the Plan's retirement committee.

Plan Termination

Although the Employer intends for the Plan to be permanent, the Plan provides that the Employer has the right to discontinue contributions or to terminate the Plan at any time. In the event of plan termination, the participants are vested in the amounts allocated to their respective accounts; however, the accounts shall continue to be held by the trustee until such time as the participants terminate their employment or otherwise become entitled to such vested benefits under the provisions of the Plan.

  2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Reclassifications

Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 plan year, and 1998 financial statement amounts have been reclassified to eliminate the participant-directed investment program disclosures. In addition, unit information presented in the prior year's financial statements has been eliminated in accordance with SOP 99-3.

Investment Valuation

Investments of the NSI DC Trust, except for the GICs, are stated at fair value, as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) by the NSI DC Trust in accordance with SOP 94-4, "Reporting of Investment Contracts for Welfare and Pension Plans." At December 31, 1999 and 1998, contract value approximates fair value. At December 31, 1999, the weighted average crediting interest rate was 6.18%. For the year ended December 31, 1999, the annual yield on the GICs held by the NSI DC Trust was 6.4%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements, plant closings, etc., but in no case are adjusted to a rate less than 0%.

GICs are subject to credit risk based on the ability of the issuers to meet interest or principal payments, or both, as they become due.

Certain GICs included in the NSI DC Trust are synthetic; that is, the NSI DC Trust owns certain fixed income securities, and the contract issuer provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 1999 and 1998, the fair value of the underlying assets of the synthetic GICs (determined from quoted market prices) was $54,030,000 and $48,749,000, respectively, and the value of the related wrapper contracts was $990,000 and $(1,232,000), respectively.

  3.     NSI DC TRUST

Investment Income

Investment income of the NSI DC Trust for the year ended December 31, 1999 is summarized as follows:

        Interest income                                             $ 4,392,012
        Dividends on NSI common stock                                   492,305
        Net depreciation in fair value of NSI common stock           (3,126,435)
        Net loss from common/collective trusts                         (389,640)
        Net income from mutual funds                                 21,103,949
                                                                    ------------
                      Total investment income                       $22,472,191
                                                                    ============
Net Assets

The net assets of the NSI DC Trust are as follows at December 31, 1999 and 1998:

                                                   1999                 1998
                                              --------------       -------------
        Mutual funds                           $150,101,844         $119,999,722
        Common/collective trusts                 61,734,231           72,307,360
        Guaranteed investment contracts          62,398,546           59,224,919
        NSI common stock                         11,026,746           15,348,609
        Loans receivable from participants        7,942,464            7,590,683
        Cash equivalents                          4,873,957                    0
                                              --------------       -------------
                                                298,077,788          274,471,293
        Accrued investment income                    23,712                6,608
        Adjustments for pending trades              219,969               19,658
        Accrued expenses and other                  (28,248)                   0
                                              --------------       -------------
        Net assets                             $298,293,221         $274,497,559
                                              ==============       =============


The allocation of the net assets of the NSI DC Trust to participating plans is based on participant units and is as follows as of December 31, 1999 and 1998:


                                                            1999                        1998
                                                     Amount      Percent         Amount       Percent
                                                -------------------------     ------------------------
Lithonia Lighting Profit Sharing and Retirement
    Plan for Salaried Employees                  $101,350,350     33.98%      $ 94,212,874     34.32%
All other plans                                   196,942,871     66.02        180,284,685     65.68
                                                -------------------------     ------------------------
              Total                              $298,293,221    100.00%      $274,497,559    100.00%
                                                =========================     ========================


Investment in NSI Common Stock

As of December 31, 1999 and 1998, approximately 3.7% and 5.6%, respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.

  4.     TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated June 5, 1996 stating that the Plan was designed in accordance with plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1999 and 1998.